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                              June 15, 2020

       Kobi Altman
       Chief Financial Officer
       ICL Group Ltd.
       Millennium Tower
       23 Aranha Street
       P.O. Box 20245
       Tel Aviv, 61202 Israel

                                                        Re: ICL Group Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2019
                                                            Filed March 5, 2020
                                                            File No. 001-13742

       Dear Mr. Altman:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2019

       Note 3   Significant Accounting Policies
       K. Revenue Recognition, page F-31

   1. Please expand your disclosure to provide company-specific information for your performance
obligations, including (a) the nature of the goods or services promised; (b)
                                                        the timing of when you
recognize revenue (i.e., point in time or over time); and (c) the typical payment terms.
Also, provide disclosures for each type of variable consideration included in the
transaction price and the significant judgements used in the application of
                                                        IFRS 15.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kobi Altman
ICL Group Ltd.
June 15, 2020
Page 2

       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691, if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameKobi Altman                           Sincerely,
Comapany NameICL Group Ltd.
                                                        Division of Corporation
Finance
June 15, 2020 Page 2                                    Office of Life Sciences
FirstName LastName